Exhibit 99.1

HUYA Inc. Reports Second Quarter 2026 Unaudited Financial Results

GUANGZHOU, China, August 11, 2026 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game-related entertainment and services provider, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Highlights

•	Total net revenues increased by 11.0% to RMB1,739.3 million (US$256.3 million) for the second quarter of 2026, from RMB1,567.1 million for the same period of 2025.

•	Game-related services, advertising and other revenues increased by 54.1% to RMB637.9 million (US$94.0 million) for the second quarter of 2026, from RMB413.9 million for the same period of 2025.

•	Operating loss narrowed to RMB7.0 million (US$1.0 million) for the second quarter of 2026, compared with RMB23.7 million for the same period of 2025.

•	Non-GAAP[1] operating income was RMB16.2 million (US$2.4 million) for the second quarter of 2026, compared with RMB0.4 million for the same period of 2025.

•	Net income attributable to HUYA Inc. was RMB1.6 million (US$0.2 million) for the second quarter of 2026, compared with a net loss attributable to HUYA Inc. of RMB5.5 million for the same period of 2025.

•	Non-GAAP net income attributable to HUYA Inc. was RMB36.4 million (US$5.4 million) for the second quarter of 2026, compared with RMB47.5 million for the same period of 2025.

Mr. Junhong Huang, Acting Chief Executive Officer of Huya, commented, “Huya’s strategic transformation gained further traction in the second quarter of 2026. Total net revenues reached RMB1.74 billion, up 11.0% year-over-year, while game-related services, advertising, and other revenues increased 54.1% year-over-year to RMB637.9 million and represented 36.7% of total net revenues.”

“Goose Goose Duck mobile re-entered the Top 5 on the Apple App Store free games chart in the Chinese mainland at the end of July, further validating Huya’s content-led game publishing model. Game publishing remains a strategic priority for Huya and our pipeline is robust, with The Legend of Swordman: Reunion and Xiao Xiao Qi Yu both progressing toward launch. Goose Goose Duck mobile’s strong performance demonstrates how Huya’s content ecosystem and integrated marketing capabilities can drive user acquisition, engagement and monetization, reinforcing our confidence in the long-term potential of this business,” Mr. Huang concluded.

Mr. Raymond Peng Lei, Chief Financial Officer of Huya, added, “We continue to see financial improvement at the operating level, supported by ongoing growth in game-related services, advertising and other revenues. We are pleased to announce that our board of directors has approved an increase in the total authorized amount of our 2026 Share Repurchase Program from US$50 million to US$100 million, reflecting our confidence in Huya’s business outlook and our commitment to enhancing long-term shareholder value.”

Second Quarter 2026 Financial Results

Total net revenues increased by 11.0% to RMB1,739.3 million (US$256.3 million) for the second quarter of 2026, from RMB1,567.1 million for the same period of 2025.

Live streaming revenues were RMB1,101.5 million (US$162.3 million) for the second quarter of 2026, compared with RMB1,153.2 million for the same period of 2025, primarily reflecting the live streaming industry’s current environment.

Game-related services, advertising and other revenues increased by 54.1% to RMB637.9 million (US$94.0 million) for the second quarter of 2026, from RMB413.9 million for the same period of 2025. The increase was primarily driven by higher revenues from in-game item sales and advertising, as well as the contribution from the commercialization of Goose Goose Duck mobile.

Cost of revenues increased by 9.6% to RMB1,484.3 million (US$218.8 million) for the second quarter of 2026, from RMB1,354.8 million for the same period of 2025, generally in line with the increase in revenues, primarily due to increased revenue sharing fees and costs of in-game virtual items. Revenue sharing fees and content costs, a key component of cost of revenues, increased by 3.2% year-over-year to RMB1,214.7 million (US$179.0 million) for the second quarter of 2026.

Gross profit increased by 20.1% to RMB255.0 million (US$37.6 million) for the second quarter of 2026, from RMB212.3 million for the same period of 2025. Gross margin was 14.7% for the second quarter of 2026, compared with 13.5% for the same period of 2025.

Research and development expenses decreased by 1.4% to RMB120.4 million (US$17.8 million) for the second quarter of 2026, from RMB122.2 million for the same period of 2025.

Sales and marketing expenses increased by 57.7% to RMB91.0 million (US$13.4 million) for the second quarter of 2026, from RMB57.7 million for the same period of 2025, primarily due to continued marketing and promotional efforts related to Goose Goose Duck mobile.

General and administrative expenses decreased by 8.4% to RMB58.4 million (US$8.6 million) for the second quarter of 2026, from RMB63.7 million for the same period of 2025, primarily due to decreased professional service fees.

Other income was RMB7.8 million (US$1.2 million) for the second quarter of 2026, compared with RMB7.6 million for the same period of 2025.

Operating loss narrowed to RMB7.0 million (US$1.0 million) for the second quarter of 2026, compared with RMB23.7 million for the same period of 2025.

Non-GAAP operating income was RMB16.2 million (US$2.4 million) for the second quarter of 2026, compared with RMB0.4 million for the same period of 2025.

Interest income decreased by 56.6% to RMB25.7 million (US$3.8 million) for the second quarter of 2026, from RMB59.1 million for the same period of 2025, primarily due to a decrease in the average deposit balance as a result of special cash dividends and lower interest rates.

Net income attributable to HUYA Inc. was RMB1.6 million (US$0.2 million) for the second quarter of 2026, compared with a net loss attributable to HUYA Inc. of RMB5.5 million for the same period of 2025.

Non-GAAP net income attributable to HUYA Inc. was RMB36.4 million (US$5.4 million) for the second quarter of 2026, compared with RMB47.5 million for the same period of 2025.

Basic and diluted net income per American depositary share (“ADS”) were each RMB0.01 (US$0.00) for the second quarter of 2026. Basic and diluted net loss per ADS were each RMB0.02 for the second quarter of 2025. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net income per ADS were each RMB0.16 (US$0.02) for the second quarter of 2026. Non-GAAP basic and diluted net income per ADS were each RMB0.21 for the second quarter of 2025.

As of June 30, 2026, the Company had cash and cash equivalents, short-term deposits and long-term deposits of RMB3,213.1 million (US$473.5 million), compared with RMB3,455.1 million as of March 31, 2026.

Share Repurchase Program

On August 7, 2026, the Company’s board of directors authorized an increase of US$50 million to the authorized repurchase amount under the Company’s existing share repurchase program originally adopted on March 18, 2026 (the “2026 Share Repurchase Program”). Following such increase, the total authorized repurchase amount under the 2026 Share Repurchase Program is US$100 million. As of June 30, 2026, the Company had repurchased 3.2 million ADSs under the 2026 Share Repurchase Program for an aggregate consideration of US$7.6 million.

Earnings Webinar

The Company’s management will host a Tencent Meeting Webinar at 6:00 a.m. U.S. Eastern Time on August 11, 2026 (6:00 p.m. Beijing/Hong Kong time on August 11, 2026), to review and discuss the Company’s business and financial performance.

For participants who wish to join the webinar, please complete the online registration in advance using the links provided below. Upon registration, participants will receive an email with webinar access information, including meeting ID, meeting link, dial-in numbers, and a unique attendee ID to join the webinar.

Participant Online Registration:

Chinese Mainland[2]:	https://meeting.tencent.com/dw/A1SX8Btn31yk
International:	https://voovmeeting.com/dw/A1SX8Btn31yk

A live webcast of the webinar will be accessible at https://ir.huya.com, and a replay of the webcast will be available following the session.

1 The Company’s non-GAAP financial measures exclude share-based compensation expenses, amortization of intangible assets from business acquisitions, and impairment loss of investments, to the extent applicable. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 For the purpose of this announcement only, Chinese Mainland excludes the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People's Republic of China, and Taiwan.

About HUYA Inc.

HUYA Inc. is a leading game-related entertainment and services provider. Huya delivers dynamic live streaming and video content and a rich array of services spanning games, e-sports, and other interactive entertainment genres to a large, highly engaged community of game enthusiasts. Huya has cultivated a robust entertainment ecosystem powered by AI and other advanced technologies, serving users and partners across the gaming universe, including game companies, e-sports tournament organizers, broadcasters and talent agencies. Leveraging this strong foundation, Huya has also expanded into innovative game-related services, such as game distribution, in-game item sales, advertising and more. Huya continues to extend its footprint in China and abroad, meeting the evolving needs of gamers, content creators, and industry partners worldwide.

For more information, please visit: https://ir.huya.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating loss, non-GAAP net income (loss) attributable to HUYA Inc., non-GAAP net income (loss) attributable to ordinary shareholders, non-GAAP basic and diluted net income (loss) per ordinary share, and non-GAAP basic and diluted net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating loss is operating loss excluding share-based compensation expenses and amortization of intangible assets from business acquisitions. Non-GAAP net income (loss) attributable to HUYA Inc. is net income (loss) attributable to HUYA Inc. excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP basic and diluted net income (loss) per ordinary share and per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of ordinary shares and ADS used in the calculation of non-GAAP basic and diluted net income (loss) per ordinary share and per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) impairment loss of investments, and (iii) amortization of intangible assets from business acquisitions (net of income taxes), add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, and (ii) amortization of intangible assets from business acquisitions, which have been and will continue to be significant recurring expenses in its business, and (iii) impairment loss of investments. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the live streaming industry and the game industry in Chinese mainland and internationally; Huya’s expectation regarding demand for and market acceptance of its products and services; Huya’s ability to retain and grow its user reach, broadcasters, talent agencies, business partners for game-related services and advertisers; Huya’s ability to expand its product and service offerings; competition in the live streaming industry and game industry; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2025	2026	2026
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	692,663	322,165	47,481
Restricted cash	12,031	29,671	4,373
Short-term deposits	3,125,760	2,130,908	314,057
Accounts receivable, net	238,569	407,019	59,987
Prepaid assets and amounts due from related parties, net	290,747	280,388	41,324
Prepayments and other current assets, net	547,078	434,027	63,967

Total current assets	4,906,848	3,604,178	531,189

Non-current assets
Long-term deposits	-	760,000	112,010
Investments	296,165	344,617	50,790
Goodwill	453,498	439,439	64,765
Property and equipment, net	604,368	682,612	100,605
Intangible assets, net	127,633	106,309	15,668
Right-of-use assets, net	304,017	302,376	44,565
Prepayments and other non-current assets	8,843	19,045	2,807

Total non-current assets	1,794,524	2,654,398	391,210

Total assets	6,701,372	6,258,576	922,399

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	237,903	355,796	52,438
Advances from customers and deferred revenue	228,167	199,916	29,464
Income taxes payable	61,479	46,604	6,869
Accrued liabilities and other current liabilities	1,032,437	832,984	122,764
Amounts due to related parties	150,166	123,954	18,269
Lease liabilities due within one year	18,982	11,651	1,717

Total current liabilities	1,729,134	1,570,905	231,521

Non-current liabilities
Lease liabilities	1,766	11,263	1,660
Deferred tax liabilities	18,932	16,766	2,471
Deferred revenue	31,824	37,480	5,524

Total non-current liabilities	52,522	65,509	9,655

Total liabilities	1,781,656	1,636,414	241,176

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2025	2026	2026
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2025 and June 30, 2026, respectively; 73,146,779 and 77,979,576 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	54	58	9
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2025 and June 30, 2026, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	98	98	14
Treasury shares	(128,056)	(108,917)	(16,052)
Additional paid-in capital	6,466,101	6,230,982	918,333
Statutory reserves	122,429	122,429	18,044
Accumulated deficit	(2,219,365)	(2,233,576)	(329,188)
Accumulated other comprehensive income	678,455	611,088	90,063

Total shareholders’ equity	4,919,716	4,622,162	681,223

Total liabilities and shareholders’ equity	6,701,372	6,258,576	922,399

*	For the avoidance of doubt, the total outstanding ordinary shares include 5,655,480 Class A ordinary shares beneficially owned by participants of HUYA Inc.’s share incentive plans.

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	1,153,232	1,100,993	1,101,472	162,337	2,291,383	2,202,465	324,603
Game-related services, advertising and others	413,857	627,393	637,863	94,009	784,291	1,265,256	186,476

Total net revenues	1,567,089	1,728,386	1,739,335	256,346	3,075,674	3,467,721	511,079

Cost of revenues(1)	(1,354,771)	(1,475,234)	(1,484,342)	(218,765)	(2,674,873)	(2,959,576)	(436,188)

Gross profit	212,318	253,152	254,993	37,581	400,801	508,145	74,891
Operating expenses(1)
Research and development expenses	(122,156)	(131,709)	(120,447)	(17,752)	(251,681)	(252,156)	(37,163)
Sales and marketing expenses	(57,699)	(88,067)	(90,988)	(13,410)	(118,394)	(179,055)	(26,389)
General and administrative expenses	(63,743)	(65,092)	(58,420)	(8,610)	(125,188)	(123,512)	(18,203)

Total operating expenses	(243,598)	(284,868)	(269,855)	(39,772)	(495,263)	(554,723)	(81,755)

Other income, net	7,577	2,927	7,847	1,157	11,111	10,774	1,588

Operating loss	(23,703)	(28,789)	(7,015)	(1,034)	(83,351)	(35,804)	(5,276)

Interest income	59,074	30,327	25,664	3,782	123,990	55,991	8,252
Impairment loss of investments	(30,000)	-	(12,475)	(1,839)	(30,000)	(12,475)	(1,839)
Foreign currency exchange losses, net	(2,112)	(1,703)	(2,782)	(410)	(2,528)	(4,485)	(661)

Income (loss) before income tax expenses	3,259	(165)	3,392	499	8,111	3,227	476

Income tax expenses	(7,388)	(2,631)	(1,817)	(268)	(10,636)	(4,448)	(656)

(Loss) income before (loss) income in equity method investments, net of income taxes	(4,129)	(2,796)	1,575	231	(2,525)	(1,221)	(180)

(Loss) income in equity method investments, net of income taxes	(1,362)	(1,271)	49	7	(2,039)	(1,222)	(180)

Net (loss) income attributable to HUYA Inc.	(5,491)	(4,067)	1,624	238	(4,564)	(2,443)	(360)

Net (loss) income attributable to ordinary shareholders	(5,491)	(4,067)	1,624	238	(4,564)	(2,443)	(360)

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income per ordinary share
—Basic	(0.02)	(0.02)	0.01	0.00	(0.02)	(0.01)	(0.00)
—Diluted	(0.02)	(0.02)	0.01	0.00	(0.02)	(0.01)	(0.00)
Net (loss) income per ADS*
—Basic	(0.02)	(0.02)	0.01	0.00	(0.02)	(0.01)	(0.00)
—Diluted	(0.02)	(0.02)	0.01	0.00	(0.02)	(0.01)	(0.00)

Weighted average number of ADS used in calculating net (loss) income per ADS
—Basic	227,675,862	229,705,246	229,420,912	229,420,912	228,554,238	229,562,293	229,562,293
—Diluted	227,675,862	229,705,246	232,687,370	232,687,370	228,554,238	229,562,293	229,562,293

**	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	3,707	2,435	1,563	230	7,090	3,998	589
Research and development expenses	6,563	4,437	4,025	593	12,876	8,462	1,247
Sales and marketing expenses	394	211	180	27	714	391	58
General and administrative expenses	7,385	13,512	12,191	1,797	15,433	25,703	3,788

HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	212,318	253,152	254,993	37,581	400,801	508,145	74,891
Share-based compensation expenses allocated in cost of revenues	3,707	2,435	1,563	230	7,090	3,998	589

Non-GAAP gross profit	216,025	255,587	256,556	37,811	407,891	512,143	75,480

Operating loss	(23,703)	(28,789)	(7,015)	(1,034)	(83,351)	(35,804)	(5,276)
Share-based compensation expenses	18,049	20,595	17,959	2,647	36,113	38,554	5,682
Amortization of intangible assets from business acquisitions	6,005	5,466	5,208	768	12,001	10,674	1,573

Non-GAAP operating income (loss)	351	(2,728)	16,152	2,381	(35,237)	13,424	1,979

Net (loss) income attributable to HUYA Inc.	(5,491)	(4,067)	1,624	238	(4,564)	(2,443)	(360)
Impairment loss of investments	30,000	-	12,475	1,839	30,000	12,475	1,839
Share-based compensation expenses	18,049	20,595	17,959	2,647	36,113	38,554	5,682
Amortization of intangible assets from business acquisitions, net of income taxes	4,984	4,537	4,323	637	9,961	8,860	1,306

Non-GAAP net income attributable to HUYA Inc.	47,542	21,065	36,381	5,361	71,510	57,446	8,467

Net (loss) income attributable to ordinary shareholders	(5,491)	(4,067)	1,624	238	(4,564)	(2,443)	(360)
Impairment loss of investments	30,000	-	12,475	1,839	30,000	12,475	1,839
Share-based compensation expenses	18,049	20,595	17,959	2,647	36,113	38,554	5,682
Amortization of intangible assets from business acquisitions, net of income taxes	4,984	4,537	4,323	637	9,961	8,860	1,306

Non-GAAP net income attributable to ordinary shareholders	47,542	21,065	36,381	5,361	71,510	57,446	8,467

Non-GAAP net income per ordinary share
—Basic	0.21	0.09	0.16	0.02	0.31	0.25	0.04
—Diluted	0.21	0.09	0.16	0.02	0.31	0.25	0.04

Non-GAAP net income per ADS
—Basic	0.21	0.09	0.16	0.02	0.31	0.25	0.04
—Diluted	0.21	0.09	0.16	0.02	0.31	0.25	0.04

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	227,675,862	229,705,246	229,420,912	229,420,912	228,554,238	229,562,293	229,562,293
—Diluted	230,562,291	233,646,621	232,687,370	232,687,370	231,018,054	233,086,222	233,086,222